Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company:

Compton Petroleum Corporation (“Compton”)

Suite 500, Bankers Court

850 – 2nd Street S.W.

Calgary, Alberta T2P 0R8

Item 2.	Date of Material Change:

July 19, 2010.

Item 3.	News Release:

The press release reporting the material change was released July 19, 2010 through the services of Canada Newswire.

Item 4.	Summary of Material Change:

Compton announced a proposed recapitalization transaction (the “Recapitalization”) consisting of (i) the recently announced and completed asset sales for proceeds of $150.2 million; (ii) an increase in the borrowing limit and an extension in the term of Compton’s extendable $150.0 million credit facility that is comprised of a $120.0 million revolving term facility and a $30.0 million revolving working capital facility (the “Senior Bank Facility”); and (iii) a proposed plan of arrangement (the “Arrangement”) under the Canada Business Corporations Act (the “CBCA”) whereby Compton Petroleum Finance Corporation (“Compton Finance”) will exchange all of the outstanding US$450.0 million 7 5/ 8% senior notes due 2013 (the “Senior Notes”) for a combination of US$193.5 million (the “Maximum Note Consideration”) of Compton Finance 10% senior notes due 2017 (the “New Notes”), US$184.5 million of cash and US$45.0 million of Compton 10% senior mandatory convertible notes due September 2011 (the “Mandatory Convertible Notes” and the sum of the cash and the initial principal amount of Mandatory Convertible Notes shall be the “Maximum Cash/Convert Consideration”).

Item 5.	Full Description of Material Change:

The Recapitalization includes the following elements:

•	The recently announced and completed asset sales for proceeds of $150.2 million.

•	Pursuant to the Arrangement under the CBCA, the exchange of all of Compton Finance’s Senior Notes for a combination of cash, Mandatory Convertible Notes and New Notes.

•	Upon Recapitalization:

o	Compton will issue US$45.0 million of Mandatory Convertible Notes;

o	Compton will rebalance its consolidated capital structure by reducing the total amount of debt outstanding by approximately $217.4 million;

o	The Senior Bank Facility will increase to $225.0 million, comprised of a revolving term facility authorized at $210.0 million and a revolving working capital facility authorized at $15.0 million;

o	The interest margins on the Senior Bank Facility will be reduced by 0.50% from previous levels; and

o	The annual cash interest cost of Compton’s consolidated outstanding debt will be reduced by approximately $11.0 million.

The Arrangement

An exchange of all of the Senior Notes for a combination of cash, Mandatory Convertible Notes and New Notes is proposed to be completed pursuant to the Arrangement under the CBCA.

Under the terms of the Arrangement, if implemented, all holders of the Senior Notes (each, a “Noteholder”) would have the right to elect to receive the following for each US$1,000 of principal amount of Senior Notes held:

•	US$940, consisting of US$755.686 of cash and US$184.314 of Mandatory Convertible Notes, subject to pro ration based upon the Maximum Cash/Convert Consideration; or

•	US$940 of New Notes, subject to pro ration based upon the Maximum Note Consideration.

Accrued and unpaid interest with respect to the Senior Notes to the effective date of the Arrangement will be paid in cash concurrently with the issue of the New Notes.

Assuming full pro ration of the Maximum Cash/Convert Consideration and Maximum Note Consideration, each Noteholder would receive, per US$1,000 of Senior Notes, approximately US$410 of cash, US$100 of Mandatory Convertible Notes and US$430 of New Notes.

The New Notes, with a principal amount of US$193.5 million, will mature on September 15, 2017. Interest on the New Notes will be 10% per annum, payable in US dollars semi-annually commencing on March 15, 2011. The other terms of the New Notes will be very similar to the terms of the Senior Notes and will be described in greater detail in the Management Proxy Circular described below.

The Mandatory Convertible Notes with a principal amount of US$45.0 million will mature on September 15, 2011. Interest on the Mandatory Convertible Notes will be 10% per annum, compounded semi-annually, and will not be paid in cash but will instead accrue to the principal amount of the Mandatory Convertible Notes. The Mandatory Convertible Notes may be redeemed at the option of Compton for cash at par plus accrued and unpaid interest. The proceeds of any equity offering prior to maturity will be applied to redeem the Mandatory Convertible Notes. If not redeemed for cash prior to maturity, all amounts owing under the Mandatory Convertible Notes will convert to common shares of Compton based on 95% of the 20-day volume weighted average trading price of the shares for the period ending on the day that is three business days before the maturity date of the Mandatory Convertible Notes. The other terms of the Mandatory Convertible Notes will be very similar to the terms of the Senior Notes and will be described in greater detail in the Management Proxy Circular described below.

Compton and Compton Finance have obtained an interim order under the CBCA from the Court of Queen’s Bench of Alberta (the “Court”) in connection with the Arrangement, including calling a meeting of Noteholders (the “Meeting”) and the mailing of a Management Proxy Circular to such holders. The meeting date for Noteholders to vote on the Arrangement has been set for September 14, 2010. The Arrangement will require the approval of two-thirds of the votes cast by Noteholders present in person or by proxy at the Meeting and who are entitled to vote on the Arrangement Resolution. Subject to receiving the required approvals and to other conditions, it is anticipated that the effective date of the Arrangement will be on or about September 15, 2010.

The record date for entitlement to notice of the Meeting has been set, subject to any further order of the Court, as July 19, 2010. At the Meeting,

each Noteholder will have one vote for each $1.00 of principal amount of Senior Notes as of the record date.

The deadline for elections by Noteholders who wish to receive cash and Mandatory Convertible Notes pursuant to the Arrangement is 5:00 p.m. (New York time) on September 10, 2010. Such Noteholders must complete and deliver their form of election to their broker or other intermediary through the facilities of DTC on or before such time. Any Noteholder who determines not to make an election, does not properly complete, execute and deliver the form of election as provided in the Management Proxy Circular or does not complete, execute and deliver the form of election prior to the election deadline, will be deemed to have elected to receive New Notes.

Senior Bank Facility

Conditional upon completion of the Arrangement, the syndicate of lenders under the Senior Bank Facility have agreed to:

•

increase the extendable Senior Bank Facility to $225.0 million from $150.0 million, comprised of a revolving term facility authorized at $210.0 million and a revolving working capital facility authorized at $15.0 million;

•	reduce the interest margins by 0.50%; and

•

change the tenor of the Senior Bank Facility such that, if not extended at the lenders’ option in 2011, the undrawn portion of the Senior Bank Facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility, which will be required to be repaid on July 2, 2012.

In addition, two additional financial institutions will join the banking syndicate upon Recapitalization.

Board Approval

Compton’s Board of Directors has determined that the Arrangement is in the best interests of Compton and its shareholders given, among other reasons, that it will reduce the total amount of debt outstanding by approximately $217.4 million, significantly improving Compton’s capital structure and providing considerable financial flexibility. This determination was made based on a range of factors, including the recommendation of Compton’s financial advisor and outside legal counsel as well as an opinion received from Compton’s financial advisor, BMO

Capital Markets, addressed to the Board of Directors of Compton, that the Arrangement, if implemented, is fair, from a financial point of view, to the Noteholders. The successful implementation of the Recapitalization is expected to be a significant positive step for Compton in pursuing its business plan through a renewed focus on production and cash flow growth.

Compliance with the Existing Senior Note Indenture

The trust indenture for the Senior Notes requires that prior to completing an asset sale in excess of $3.0 million Compton deliver an officer’s certificate to the trustee setting forth the Fair Market Value (as defined in the trust indenture) of the assets sold, accompanied, for asset sales in excess of $15.0 million, by a resolution of Compton’s Board of Directors determining that the consideration received is at least equal to Fair Market Value of the assets sold. While Compton has provided annual certifications to the trustee setting forth the Fair Market Value received by Compton in connection with asset sales, such certifications were not delivered prior to consummation of such asset sales and were not accompanied by resolutions of Compton’s Board of Directors.

Compton received consideration at least equal to the Fair Market Value of the assets sold in each of the prior asset sales conducted by Compton and all proceeds of such asset sales were applied appropriately in accordance with the covenant in the trust indenture relating to asset sales. Nevertheless, failure to comply with the requirement to deliver an officer’s certificate and board resolutions prior to the time of an asset sale may constitute an event of default that is continuing under the trust indenture for the Senior Notes. As part of its application for the interim order, Compton has sought and received from the Court a stay of proceedings in respect of that event of default, pending the outcome of the Meeting to consider the proposed Arrangement. If the Arrangement is completed, all rights and obligations under the trust indenture will be extinguished by order of the Court in connection with the approval of the Arrangement. Compton has obtained from the banks under its Senior Bank Facility a waiver of any cross-default in the Senior Bank Facility created by any event of default under the trust indenture prior to the date hereof.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7.	Omitted Information:

Not applicable.

Item 8.	Executive Officer:

For further information, please contact C.W. Leigh Cassidy, Vice-President, Finance and Chief Financial Officer of Compton, at the above-mentioned address or at (403) 205-5812.

Item 9.	Date of Report:

July 22, 2010.

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